UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.
(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd.
c/o Taro Pharmaceuticals U.S.A., Inc.
Three Skyline Drive
Hawthorne, New York 10532
(NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACT:
William J. Coote
VP, Treasurer
(914) 345-9001
William.Coote@taro.com

TARO TO DEFER ANNUAL GENERAL MEETING TO SEPTEMBER 12, 2013
Proxy Proposals to Include Two Additional Nominees as External Directors

Hawthorne, NY, August 8, 2013 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) announced today that the Company has deferred its upcoming annual general meeting of shareholders (the “Annual General Meeting”), originally scheduled for September 9, 2013, to September 12, 2013.  The deferred meeting will include on its agenda two additional nominees to serve as external directors of the Company.  These nominees were added at the request of a minority shareholder, Blue Mountain Capital Management, LLC.

The Taro Board of Directors reaffirms its support of the Company’s current external directors, Mrs. Ilana Avidov Mor and Mr. Dan Biran, and its position that they are eminently qualified and have been an integral part of the Board’s oversight of the financial and operational success of the Company over the last three years.

The Company will issue a revised proxy statement for the deferred Annual General Meeting, which will be held on September 12, 2013, at 10:00 a.m. (Israel time), at the offices of the Company, Euro Park, Italy House, Yakum, Israel.

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About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
Certain statements in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances Taro “estimates,” “believes,” or “expects” to happen or similar language.  The forward-looking statements in this press release are based on Taro’s current expectations and are made only as of the date of this press release and involve certain risks and uncertainties that could cause actual results to differ materially from future results that may be expressed or implied by such forward-looking statements.  Unless required by law, Taro undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 8, 2013

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Kal Sundaram
Name: Kal Sundaram
Title: Chief Executive Officer and Director